599 Lexington Avenue New York, NY 10022-6069 +1.212.848.4000

February 14, 2022

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549

Attention: Sherry Haywood and Asia Timmons- Pierce

Re:	Microvast Holdings, Inc. (the “Company”) Amendment No. 5 to Registration Statement on Form S-1

Filed January 28, 2022

File No. 333-258978

Ladies and Gentlemen:

We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated February 10, 2022 (the “Comment Letter”) with respect to Amendment No. 5 to the Registration Statement on Form S-1 filed by the Company on January 28, 2022.

This letter is being submitted together with proposed changes that will be implemented in the Company’s subsequent filing of Amendment No. 6 to the Registration Statement on Form S-1 (the “Amendment No. 6”), which are attached hereto as Exhibit A, and reflect revisions and updates to address the Staff’s comments. The Company anticipates filing Amendment No. 6 as soon as possible after fiscal year-end financials are available.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Page numbers in the text of the Company’s responses correspond to page numbers in the proposed Amendment No. 6.

Prospectus Cover Page, page i

1.	Please revise to address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: In response to the Staff’s comment, the Company will provide additional disclosure on the prospectus cover page, page i, which is marked as “Comment 1 Response” in Exhibit A.

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2.	State whether any dividends have been made to date to investors, and quantify the amounts where applicable.

Response: In response to the Staff’s comment, the Company will provide additional disclosure on the prospectus cover page, page i, which is marked as “Comment 2 Response” in Exhibit A.

Prospectus Summary, page 1

3.	Please revise your summary risk factors to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company will provide additional disclosure in the prospectus summary, page 15, which is marked as “Comment 3 Response” in Exhibit A.

4.	We note your disclosure that the Holding Foreign Companies Accountable Act and other developments may have a material adverse impact on your listing and trading in the U.S. Please revise your risk factor to disclose that your securities could be prohibited from trading. Please also update your disclosure on page 28.

Response: In response to the Staff’s comment, the Company will revise disclosure in the risk factors summary, pages 15-16, and in the risk factors section, page 30, which are marked as “Comment 4 Response” in Exhibit A.

5.	We note your disclosure that you currently possess all governmental permits, permissions and approvals required to conduct your operations in the PRC. Please describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company will provide additional disclosure in the prospectus summary, page 14, which is marked as “Comment 5 Response” in Exhibit A.

6.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: In response to the Staff’s comment, the Company will provide additional disclosure in the prospectus summary, pages 13-14, which are marked as “Comment 6 Response” in Exhibit A.

Executive Compensation, page 109

7.	Please update executive compensation disclosure as of the fiscal year ended December 31, 2021.

Response: We respectfully acknowledge the Staff’s comment, and we will provide updated executive compensation disclosures in an Amendment No. 6.

*****

We hope that the forgoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 214-271-5658 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Alain Dermarkar
Alain Dermarkar

cc:	Bill Nelson, Shearman & Sterling LLP
Emily Leitch, Shearman & Sterling LLP

3

Exhibit A